UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 24, 2020

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated January 23 2020, announcing STMicroelectronics’ 2019 Fourth Quarter and Full Year Financial Results:

PR No: C2938C

STMicroelectronics Reports Q4 and FY 2019 Financial Results

•	Q4 net revenues $2.75 billion; gross margin 39.3%; operating margin 16.7%; net income $392 million
•	FY net revenues $9.56 billion; gross margin 38.7%; operating margin 12.6%; net income $1,032 million
•	Business outlook at mid-point: Q1 net revenues of $2.36 billion and gross margin of 38.0%

Geneva, January 23, 2020 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the fourth quarter ended December 31, 2019. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported fourth quarter net revenues of $2.75 billion, gross margin of 39.3%, operating margin of 16.7%, and net income of $392 million or $0.43 diluted earnings per share.

Jean-Marc Chery, STMicroelectronics President & CEO, commented:

•	“We closed 2019 with a solid fourth quarter sales and financial performance. Net revenues grew 7.9% sequentially, above the mid-point of our guidance of 5.0%, with all product groups contributing to the growth. Our gross margin was 39.3%, 110 basis points higher than the mid-point of our guidance, mainly due to better than expected manufacturing efficiencies and improved product mix. On a sequential basis, our operating margin was up 360 basis points to 16.7% and free cash flow increased to $461 million in the fourth quarter.
•	“Our 2019 financial performance, with net revenues of $9.56 billion and an operating margin of 12.6%, is aligned with the full year expectations we provided in April 2019.
•	“ST’s first quarter outlook, at the mid-point, is for net revenues of $2.36 billion, increasing year-over-year by 13.7% and decreasing sequentially by 14.3%; gross margin is expected to be 38.0%, including about 80 basis points of unsaturation charges.
•	“For 2020, we plan to invest about $1.5 billion in CAPEX to support our strategic initiatives and revenue growth to progress towards our mid-term revenue ambition of $12 billion.”

Quarterly Financial Summary (U.S. GAAP)

(US$ m, except per share data)	Q4 2019	Q3 2019	Q4 2018	Q/Q	Y/Y
Net Revenues	$2,754	$2,553	$2,648	7.9%	4.0%
Gross Profit	$1,081	$967	$1,059	11.8%	2.0%
Gross Margin	39.3%	37.9%	40.0%	140 bps	(70) bps
Operating Income	$460	$336	$443	37.1%	3.7%
Operating Margin	16.7%	13.1%	16.8%	360 bps	(10) bps
Net Income	$392	$302	$418	29.9%	(6.2)%
Diluted Earnings Per Share	$0.43	$0.34	$0.46	26.5%	(6.5)%

Annual Financial Summary (U.S. GAAP)

(US$ m, except earnings per share data)	FY2019	FY2018	Y/Y
Net Revenues	$9,556	$9,664	(1.1)%
Gross Profit	$3,696	$3,861	(4.3)%
Gross Margin	38.7%	40.0%	(130) bps
Operating Income	$1,203	$1,400	(14.0)%
Operating Margin	12.6%	14.5%	(190) bps
Net Income	$1,032	$1,287	(19.8)%
Diluted Earnings Per Share	$1.14	$1.41	(19.1)%

Fourth Quarter 2019 Summary Review

Net Revenues By Product Group (US$ m)	Q4 2019	Q3 2019	Q4 2018	Q/Q	Y/Y
Automotive and Discrete Group (ADG)	924	894	967	3.3%	(4.5)%
Analog, MEMS and Sensors Group (AMS)	1,085	968	988	12.1%	9.9%
Microcontrollers and Digital ICs Group (MDG)	742	688	689	7.9%	7.6%
Others	3	3	4	-	-
Total Net Revenues	2,754	2,553	2,648	7.9%	4.0%

Net revenues totaled $2.75 billion. On a sequential basis, revenues increased 7.9%, 290 basis points better than the mid-point of the Company’s guidance. On a year-over-year basis, fourth quarter net revenues increased 4.0% as the Company recorded higher sales in Analog, Microcontrollers, Imaging and MEMS partially offset by lower Automotive sales. On a year-over-year basis, sales to OEMs increased 8.9%, while Distribution decreased 6.9%.

Gross profit totaled $1.08 billion, representing a year-over-year increase of 2.0%. Gross margin of 39.3% decreased 70 basis points year-over-year, mainly impacted by price pressure and unsaturation charges. Fourth quarter gross margin was 110 basis points higher than the mid-point of the Company’s guidance, mainly due to better than expected manufacturing efficiencies and improved product mix. Fourth quarter gross margin included about 100 basis points of unsaturation charges.

Operating income increased 3.7% to $460 million, compared to $443 million in the year-ago quarter. The Company’s operating margin decreased 10 basis points on a year-over-year basis to 16.7% of net revenues, compared to 16.8% in the 2018 fourth quarter.

By product group, compared with the year-ago quarter:

Automotive and Discrete Group (ADG):

•	Revenue decreased in both Automotive and Power Discrete.
•	Operating profit decreased by 19.9% to $113 million. Operating margin was 12.2% compared to 14.6%.

Analog, MEMS and Sensors Group (AMS):

•	Revenue increased in Analog, Imaging and MEMS.
•	Operating profit increased by 39.1% to $281 million. Operating margin was 25.9% compared to 20.5%.

Microcontrollers and Digital ICs Group (MDG):

•	Revenue increased in Microcontrollers and was substantially flat in Digital ICs.
•	Operating profit decreased by 2.5% to $119 million. Operating margin was 16.0% compared to 17.7%.

2

Net income and diluted earnings per share decreased to $392 million and $0.43, respectively, compared to $418 million and $0.46, respectively, in the year-ago quarter.

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q4 2019	Q3 2019	Q4 2018	Q4 2019	Q4 2018	TTM Change
Net cash from operating activities	775	429	656	1,869	1,845	1.3%
Free cash flow (non-U.S. GAAP)	461	170	363	497	533	(6.8)%

Capital expenditure payments, net of proceeds from sales, were $236 million in the fourth quarter and $1.17 billion for 2019. In the year-ago quarter, capital expenditures, net, were $279 million.

Inventory at the end of the fourth quarter was $1.69 billion, down from $1.79 billion in the prior quarter. Day sales of inventory at quarter-end was 90 days compared to 100 days in the prior quarter.

Free cash flow (non-U.S. GAAP) was $461 million in the fourth quarter and $497 million for 2019.

The Company paid cash dividends totaling $53 million in the fourth quarter and $214 million for 2019. In addition, ST executed a $63 million and $250 million share buy-back in the fourth quarter and full year, respectively, as part of its previously announced share repurchase program.

ST’s net financial position (non-U.S. GAAP) was $672 million at December 31, 2019 compared to $348 million at September 28, 2019 and reflected total liquidity of $2.74 billion and total financial debt of $2.07 billion.

Business Outlook

The Company’s guidance, at the mid-point, for the 2020 first quarter is:

•	Net revenues are expected to be $2.36 billion, a decrease of 14.3% sequentially, plus or minus 350 basis points;
•	Gross margin of 38.0%, plus or minus 200 basis points;
•	This outlook is based on an assumed effective currency exchange rate of approximately $1.12 = €1.00 for the 2020 first quarter and includes the impact of existing hedging contracts;
•	The first quarter will close on March 28, 2020.

Recent Corporate Developments

•	On December 2, 2019, ST announced the closing of the full acquisition of Swedish silicon carbide (SiC) wafer manufacturer Norstel AB (“Norstel”). ST exercised its option to acquire the remaining 45% stake, following the initial transaction announced in February 2019. The total consideration for the acquisition of Norstel was $137.5 million, funded with available cash.

•	In December 2019, Philippe Brun, President, Human Resources and Corporate Social Responsibility, left the Company.

Conference Call and Webcast Information

STMicroelectronics will conduct a conference call with analysts, investors and reporters to discuss its fourth quarter 2019 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, http://investors.st.com, and will be available for replay until February 7, 2020.

3

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	The Brexit vote and impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. The date set for the U.K. withdrawal from the EU is January 31, 2020 and the U.K. majority government is expected to complete Brexit even if no formal withdrawal agreement is in place with the EU by the end of the transition period running until December 31, 2020. The specific terms of the U.K. withdrawal from the EU are still uncertain and while we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;
•	Customer demand that differs from projections;
•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•	Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;
•	Unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;
•	Availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;
•	The functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;
•	Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);
•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

4

•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•	The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2018, as filed with the SEC on February 28, 2019. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

About STMicroelectronics

ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.

By getting more from technology to get more from life, ST stands for life.augmented.

In 2019, the Company’s net revenues were $9.56 billion, serving more than 100,000 customers worldwide.

Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton
Corporate External Communications

STMicroelectronics
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	December 31,	December 31,
	2019	2018
	(Unaudited)	(Unaudited)

Net sales	2,750	2,633
Other revenues	4	15
NET REVENUES	2,754	2,648
Cost of sales	(1,673)	(1,589)
GROSS PROFIT	1,081	1,059
Selling, general and administrative	(285)	(285)
Research and development	(387)	(345)
Other income and expenses, net	54	16
Impairment, restructuring charges and other related closure costs	(3)	(2)
Total operating expenses	(621)	(616)
OPERATING INCOME	460	443
Interest income (expense), net	(1)	1
Other components of pension benefit costs	(4)	(2)
Income (loss) on equity-method investments	-	6
Loss on financial instruments, net	-	(1)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	455	447
Income tax expense	(62)	(28)
NET INCOME	393	419
Net income attributable to noncontrolling interest	(1)	(1)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	392	418

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.44	0.46
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.43	0.46

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	910.0	905.5

6

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Twelve months ended
	December 31,	December 31,
	2019	2018
	(Unaudited)	(Audited)

Net sales	9,529	9,612
Other revenues	27	52
NET REVENUES	9,556	9,664
Cost of sales	(5,860)	(5,803)
GROSS PROFIT	3,696	3,861
Selling, general and administrative	(1,093)	(1,095)
Research and development	(1,498)	(1,398)
Other income and expenses, net	103	53
Impairment, restructuring charges and other related closure costs	(5)	(21)
Total operating expenses	(2,493)	(2,461)
OPERATING INCOME	1,203	1,400
Interest income (expense), net	1	(7)
Other components of pension benefit costs	(16)	(11)
Income (loss) on equity-method investments	1	8
Loss on financial instruments, net	-	(1)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	1,189	1,389
Income tax expense	(156)	(96)
NET INCOME	1,033	1,293
Net income attributable to noncontrolling interest	(1)	(6)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	1,032	1,287

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1.15	1.43
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1.14	1.41

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	903.6	911.0

7

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	December 31,	September 28,	December 31,
In millions of U.S. dollars	2019	2019	2018
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	2,597	2,345	2,266
Restricted cash	10	60	-
Short-term deposits	4	-	-
Marketable securities	133	133	330
Trade accounts receivable, net	1,380	1,388	1,277
Inventories	1,691	1,785	1,562
Other current assets	442	415	419
Total current assets	6,257	6,126	5,854
Goodwill	162	161	121
Other intangible assets, net	299	291	212
Property, plant and equipment, net	4,007	3,897	3,495
Non-current deferred tax assets	695	684	672
Long-term investments	11	62	61
Other non-current assets	437	401	452
	5,611	5,496	5,013
Total assets	11,868	11,622	10,867

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	173	171	146
Trade accounts payable	950	915	981
Other payables and accrued liabilities	831	857	874
Dividends payable to stockholders	58	112	60
Accrued income tax	52	77	59
Total current liabilities	2,064	2,132	2,120
Long-term debt	1,899	2,019	1,764
Post-employment benefit obligations	445	386	385
Long-term deferred tax liabilities	19	18	14
Other long-term liabilities	330	315	160
	2,693	2,738	2,323
Total liabilities	4,757	4,870	4,443
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 911,186,920 shares issued, 891,434,489 shares outstanding)	1,157	1,157	1,157
Capital surplus	2,992	2,950	2,843
Retained earnings	2,747	2,355	1,991
Accumulated other comprehensive income	475	422	509
Treasury stock	(328)	(266)	(141)
Total parent company stockholders’ equity	7,043	6,618	6,359
Noncontrolling interest	68	134	65
Total equity	7,111	6,752	6,424
Total liabilities and equity	11,868	11,622	10,867

8

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q4 2019	Q3 2019	Q4 2018

Net Cash from operating activities	775	429	656
Net Cash used in investing activities	(314)	(59)	(284)
Net Cash from (used in) financing activities	(264)	(129)	60
Net Cash increase	202	226	431

Selected Cash Flow Data (in US$ millions)	Q4 2019	Q3 2019	Q4 2018

Depreciation & amortization	220	216	212
Net payment for Capital expenditures	(236)	(244)	(279)
Dividends paid to stockholders	(53)	(54)	(54)
Change in inventories, net	112	77	18

9

Appendix

STMicroelectronics

Supplemental Financial Information

	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	FY 2019	FY 2018
Net Revenues By Market Channel (%)
Total OEM	72%	72%	70%	66%	69%	70%	65%
Distribution	28%	28%	30%	34%	31%	30%	35%

€/$ Effective Rate	1.12	1.14	1.14	1.16	1.17	1.14	1.18

Product Group Data (US$ m)
Automotive & Discrete Group (ADG)
- Net Revenues	924	894	885	903	967	3,606	3,556
- Operating Income	113	76	73	95	141	357	431
Analog, MEMS & Sensors Group (AMS)
- Net Revenues	1,085	968	694	552	988	3,299	3,154
- Operating Income	281	198	74	43	202	596	488
Microcontrollers & Digital ICs Group (MDG)
- Net Revenues	742	688	591	617	689	2,638	2,940
- Operating Income	119	108	45	83	122	354	547
Others (a)
- Net Revenues	3	3	3	4	4	13	14
- Operating Income (Loss)	(53)	(46)	4	(10)	(22)	(104)	(66)
Total
- Net Revenues	2,754	2,553	2,173	2,076	2,648	9,556	9,664
- Operating Income	460	336	196	211	443	1,203	1,400

(a)	Net revenues of Others includes revenues from sales assembly services and other revenue. Operating income (loss) of Others includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. Others includes:

(US$ m)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	FY 2019	FY 2018
Unused Capacity Charges	29	28	7	1	-	65	1
Impairment & Restructuring Charges	3	-	2	-	2	5	21

10

(Appendix – continued)

STMicroelectronics

Supplemental Non-U.S. GAAP Financial Information

U. S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Non-U.S. GAAP net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items such as impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, and their related estimated income tax effect.

The Company believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii)  to facilitate a comparison of the Company’s results of operations against investor and analyst financial models and valuations, which may exclude these items.

(US$ m, except earnings per share data)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	FY 2019	FY 2018
U.S. GAAP Net Earnings	392	302	160	178	418	1,032	1,287
U.S. GAAP Diluted Earnings Per Share	0.43	0.34	0.18	0.20	0.46	1.14	1.41
Impairment & Restructuring	3	-	2	-	2	5	21
Estimated Income Tax Effect	-	-	-	-	-	(1)	(2)
Non-U.S. GAAP Net Earnings	395	302	162	178	420	1,036	1,306
Non-U.S. GAAP Diluted Earnings Per Share	0.43	0.34	0.18	0.20	0.46	1.15	1.43

11

(Appendix – continued)

Net financial position (non-U.S. GAAP measure): resources (debt), represents the balance between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, short-term deposits and marketable securities, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash and cash equivalents, restricted cash, short-term deposits and marketable securities and the total level of our financial indebtedness.

(US$ m)	Dec 31 2019	Sep 28 2019	Jun 29 2019	Mar 30 2019	Dec 31 2018
Cash and cash equivalents	2,597	2,345	2,119	2,307	2,266
Restricted Cash	10	60	60	60	-
Short-term deposits	4	-	-	-	-
Marketable securities	133	133	333	331	330
Total liquidity	2,744	2,538	2,512	2,698	2,596
Short-term debt	(173)	(171)	(174)	(173)	(146)
Long-term debt	(1,899)	(2,019)	(2,030)	(2,015)	(1,764)
Total financial debt	(2,072)	(2,190)	(2,204)	(2,188)	(1,910)
Net financial position	672	348	308	510	686

Free cash flow (non-U.S. GAAP measure) is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases (proceeds from matured) marketable securities and short-term deposits. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

(US$ m)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	FY 2019	FY 2018
Net cash from operating activities	775	429	324	341	656	1,869	1,845
Net cash used in investing activities	(314)	(59)	(391)	(408)	(284)	(1,172)	(1,212)
Payment for purchase and proceeds from matured marketable securities, and investment in short-term deposits	-	(200)	-	-	(9)	(200)	(100)
Free cash flow	461	170	(67)	(67)	363	497	533

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	January 24, 2020	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services